Exhibit 99.4

NICE Awarded for Innovation in Emerging Technologies by Leading
Research Firm

Saddletree Research honors NICE for its Real-Time Authentication solution, which improves the customer experience and delivers quick ROI for organizations

Paramus, New Jersey, November 18, 2016 – NICE (Nasdaq:NICE) today announced that it has received a 2016 Kachina Award™ from Saddletree Research for delivering innovative emerging technologies to the North American contact center industry.

NICE was recognized for its Real-Time Authentication (RTA) solution, which uses voice biometrics technology to seamlessly verify callers’ identity within the first few seconds of a call. The authentication process takes place during the natural flow of conversation, and enables service agents to remain fully focused on addressing the issue at hand in order to both improve and secure the customer experience. The solution is deployed at leading financial, telco, and insurance companies around the world.

The award recognizes outstanding innovation and market leadership as determined by a panel of independent contact center industry experts and customer service professionals.

“We are thrilled to recognize NICE for its innovative technologies, placing it among the leading vendors in today’s contact center market,” said Paul Stockford, Chief Analyst, Saddletree Research. “The inspiration for this award comes from the iconic Native American Kachina, which represents strength of spirit, growth, and abundance – in the contact center industry this translates into business achievement and innovation.”

“This recognition from Saddletree Research further strengthens our position as a pioneer in our market, and our commitment to helping organizations deliver perfect customer experiences,” said Miki Migdal, President of the NICE Enterprise Product Group. “Through a combination of innovative technologies, unique capabilities, and contact center know-how, NICE implements large-scale voice-based authentication solutions in a matter of weeks, showing a return on investment within the first year.”

About Saddletree Research
Founded in Scottsdale, AZ, in 1999, Saddletree Research is a veteran-owned business that provides market research and business intelligence in the North American contact center market with a sharp focus on emerging market segments as well as those with high growth potential.  Saddletree Research activities are led by Founder and Chief Analyst Paul Stockford, who has spent the last 27 years publishing original research covering the contact center industry.  For more information visit www.saddletreeresearch.com.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premise enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.